SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 20, 2004

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Commission File Number: 1-4797

ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	**36-1258310**
(State or other jurisdiction of incorporation)	**(I.R.S. Employer Identification No.)**

3600 West Lake Avenue, Glenview, IL	**60025-5811**
(Address of principal executive offices)	**(Zip Code)**

(Registrant's telephone number, including area code): 847- 724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Item 5.   Other Events and Regulation FD Disclosure

On April 20, 2004 Illinois Tool Works Inc. (the "Company") announced the Board of Directors approval of a share repurchase program. Information regarding the repurchase program is included in the press release filed as Exhibit 99.3 and incorporated herein by reference.

Item 7.   Financial Statements and Exhibits

(c)   Exhibits

Exhibit Number	Exhibit Description
99.1	Press Release issued by Illinois Tool Works Inc. dated April 20, 2004 (furnished pursuant to Item 12).
99.2	Presentation from Illinois Tool Works Inc. first quarter conference call on April 20, 2004 (furnished pursuant to Item 12).
99.3	Press Release issued by Illinois Tool Works Inc. dated April 20, 2004 announcing Board approval of a share repurchase program (filed pursuant to Item 5).

Item 12. Results of Operations and Financial Condition

On April 20, 2004, Illinois Tool Works Inc. announced its 2004 first quarter results of operations in the press release furnished as Exhibit 99.1. The Company's presentation from the first quarter conference call held on April 20, 2004 is furnished as Exhibit 99.2

Disclosure regarding why the Company's management believes the presentation of "free operating cash flow" provides useful information to investors is included in the Company's 2003 Annual Report of Form 10-K. A reconciliation of free operating cash flows to net cash provided by operating activities is included in the press release furnished as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: <u>April 20, 2004</u>   By: <u>/s/ Jon C. Kinney</u>
         Jon C. Kinney
         Senior Vice President and Chief Financial Officer
         (Principal Accounting Officer)